UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 19, 2013

By:
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom customers will use their mobile accounts to buy Windows Phone apps, games and music

Amsterdam (February 18, 2013) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, Microsoft Corporation, (“Microsoft”) (NASDAQ: MSFT), and Nokia Corporation (“Nokia”) (NASDAQ OMX: NOK1V; NYSE: NOK) today announced that they have entered into an agreement to deliver a new, enhanced digital entertainment experience for VimpelCom customers across its markets.

VimpelCom customers will be able to use their mobile accounts to easily find, try and buy digital content from the Windows Phone Store. The cost of any purchased application, game or music will be simply deducted from a customer’s prepaid credit or conveniently added to their monthly bill.

The Windows Phone ecosystem is expanding rapidly worldwide, with Windows Phone devices rolling out to more than 70 countries over the next 12 months and support for 50 display languages. Furthermore, Windows Phone Store offers more than 125,000 apps and games in 191 countries.

Nokia Lumia smartphones are powered by Windows Phone and, with Nokia being a leading device brand in many of VimpelCom’s markets, this provides a strong platform for VimpelCom to offer an enhanced mobile experience to both new and existing customers.

A dedicated ‘VimpelCom Shelf’ will make it easy for VimpelCom customers to navigate their way among the content available in the Windows Phone Store. Available via the local Windows Phone Store, the ‘VimpelCom Shelf’ will feature up to 200 selected applications, tailored to offer local content and services.

The ‘VimpelCom Shelf’ and mobile account payments for the Windows Phone Store will be rolled out in VimpelCom’s operations across the globe, starting later on this year.

Mikhail Gerchuk, VimpelCom’s Group Chief Commercial and Strategy Officer, said: “The Windows Phone mobile partnership will enable us to significantly enhance the smartphone experience for our customers. With the ‘VimpelCom Shelf’ we will bring tailored content to VimpelCom customers around the globe who use Windows Phone smartphones and will provide them with the most convenient way to access and pay for apps. In many of our markets we will be the first operator to launch mobile account payments for the Windows Phone Store.”

Chris Weber, Executive Vice President, Head of Nokia Global Sales & Marketing: “When this is deployed locally, it will enable VimpelCom customers to purchase Windows Phone content conveniently with payment via their mobile account. This marks yet another important step for the ecosystem and is a compelling example of a win-win-win situation for customers, developers and consumers alike while we continue to extend the line-up of our popular Lumia devices across geographies and price bands.”

“Windows Phone Store makes it easy for people to find and buy the only apps with Live Tiles,” said Todd Brix, senior director, Windows Phone Apps, Microsoft Corp. “VimpelCom mobile billing offers people more quick and easy payment options, giving them better access to the thousands of great apps in the Windows Phone Store,” he continued.

This latest agreement is part of VimpelCom’s consistent strategy of providing its customers with the best mobile experience and comes to complement the recently announced partnership with Google to deliver mobile account payments for Google Play Android store.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the timing and scope of the Company’s rollout of Windows Phone Store and the continued partnership with Microsoft Corporation and Nokia Corporation. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)